Exhibit 12

EQUITY RESIDENTIAL ERP OPERATING LIMITED PARTNERSHIP Computation of Ratio of Earnings to Combined Fixed Charges ($ in thousands)

	Year Ended December 31,
	2012	2011	2010	2009	2008
Income (loss) from continuing operations	$311,555	$57,794	$(103,108)	$(80,394)	$(132,946)

Interest expense incurred, net	457,666	464,277	460,748	487,841	471,639
Amortization of deferred financing costs	21,370	16,766	9,576	12,090	9,458

Earnings before combined fixed charges and preferred distributions	790,591	538,837	367,216	419,537	348,151

Preferred Share/Preference Unit distributions	(10,355)	(13,865)	(14,368)	(14,479)	(14,507)
Premium on redemption of Preferred Shares/Preference Units	(5,152)	—	—	—	—
Preference Interest and Junior Preference Unit distributions	—	—	—	(9)	(15)

Earnings before combined fixed charges	$775,084	$524,972	$352,848	$405,049	$333,629

Interest expense incurred, net	$457,666	$464,277	$460,748	$487,841	$471,639
Amortization of deferred financing costs	21,370	16,766	9,576	12,090	9,458
Interest capitalized for real estate and unconsolidated entities under development	22,509	9,108	13,008	34,859	60,072
Amortization of deferred financing costs for real estate under development	—	—	2,768	3,585	1,986

Total combined fixed charges	501,545	490,151	486,100	538,375	543,155

Preferred Share/Preference Unit distributions	10,355	13,865	14,368	14,479	14,507
Premium on redemption of Preferred Shares/Preference Units	5,152	—	—	—	—
Preference Interest and Junior Preference Unit distributions	—	—	—	9	15

Total combined fixed charges and preferred distributions	$517,052	$504,016	$500,468	$552,863	$557,677

Ratio of earnings before combined fixed charges to total combined fixed charges (1)	1.55	1.07	—	—	—

Ratio of earnings before combined fixed charges and preferred distributions to total combined fixed charges and preferred distributions (1)	1.53	1.07	—	—	—

(1) For 2010, 2009 and 2008, the coverage deficiencies approximated $133.3 million, $133.3 million and $209.5 million, respectively. All ratios have been reduced due to the disposition of properties which resulted in the inclusion of those properties in discontinued operations. The ratios have been further reduced due to non-cash depreciation expense and impairment charges and premiums on the redemption of Preferred Shares/Preference Units. The Company was in compliance with its unsecured public debt covenants for all periods presented.